Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Infinity Fuel Cell and Hydrogen, Inc.

431A Hayden Station Road Windsor, CT 06095 www.infinityfuel.com

SPV Interests Representing

Up to $4,999,996.00 in Class C Common Stock (610,937 shares) at $8.00

Minimum Target Amount: $10,634.00

Infinity Fuel Cell and Hydrogen, Inc., a Delaware corporation ("***Infinity Fuel***" the "***Company***," "***we***," "***us***", or "***our***"), is conducting a Regulation Crowdfunding offering (this "***Offering***") of our Class C common stock (the "***Class C Shares***" or the "***Securities***"), subject to the conditions set forth in this Offering Statement. The investment will be made through Infinity Fuel Cell and Hydrogen CF SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act (the "Crowdfunding SPV"). We are offering, on a "best efforts" basis, (i) a minimum number of Class C Shares whose offering price, including the related Investor Processing Fee (as defined below), meets (or just exceeds) $10,634 (the "***Target Offering Amount***") and (ii) up to a maximum number of Class C Shares whose offering price, including the related Investor Processing Fee, may be as much as, but will not be permitted to exceed, $4,999,996 (the "***Maximum Offering Amount***"). On the assumption (which we have made for the purposes of simplicity) that no individual investor will purchase more than 100 Class C Shares, the Target Offering Amount would be achieved with the sale of 1300 Class C Shares, and the Maximum Offering Amount would be achieved with the sale of 610,937 Class C Shares. (If that assumption is not borne out, the number of Class C Shares needed to meet the Target Offering Amount and the Maximum Offering Amount will be greater than the related numbers set forth in the preceding sentence.) Unless we raise at least the Target Offering Amount by midnight, Eastern time, on October 5, 2024 (the "***Offering Deadline***"), no Class C Shares will be sold in this Offering, all investment commitments will be canceled, and all committed funds will be returned to the related investors, without interest.

Potential purchasers of the Class C Shares are referred to herein as "***Investors***" or "***you***." In order to purchase the Class C Shares, you must make a commitment to purchase by completing the subscription process hosted by our intermediary, DealMaker Securities LLC (the "***Intermediary***") CRD #315324, SEC# 008-70756, CIK 0001872856). All committed funds will be held in escrow with Enterprise Bank & Trust (the "***Escrow Agent***") until such time, if any, as the Target Offering Amount has been met or exceeded and one or more closings take place. Investors may cancel an investment commitment until up to 48 hours before a Closing Deadline, or at such earlier time, if at all, as the Company designates pursuant to Regulation Crowdfunding ("***Regulation CF***"), using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion.

We have the right to cancel or rescind our offer to sell the Class C Shares at any time and for any reason or no reason. The Intermediary may reject any investment commitment and, before acceptance, may cancel or rescind our offer to sell the Class C Shares at any time for any reason or no reason.

	Price to Investors (1)	Service Fees and Commissions (2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$818.00	$69.53	$748.47
Target Offering Amount	$10,634.00	$903.89	$9,730.11
Maximum Offering Amount (4)	$4,999,996	$424,999.66	$4,574,996.34

(1)   To help offset transaction costs, Investors will be required to pay a processing fee ("**Investor Processing Fee**") of $0.18 per share, or 2.25% of the investment amount (up to a maximum fee of $200), at the time of subscription.

(2)   The Intermediary is charging 8.5% in commissions and sales charges. This fee excludes one-time fees and subscription fees paid to the Intermediary. This also excludes fees to the Company's advisors, such as attorneys and accountants.

(3)   The Company reserves the right, in its sole discretion, to amend the Minimum Individual Purchase Amount.

(4)   Assumes, solely for the purposes of computing (i) the Maximum Offering Amount and (ii) the related aggregate Investor Processing Fee ($215,310.60), that the Company sells exactly 610,937 Class C Shares at $8.18 per share (which includes an Investor Processing Fee of $0.18 per share) and that no single Investor purchases more than 100 Class C Shares. If one or more Investors individually purchase more than 100 Class C Shares, the aggregate Investor Processing Fee to be received by the Company will be less than $112,500; and the aggregate Price to Investors, the Service Fees and Commissions, and the Net Proceeds will all be greater than or will all be less than the figures shown in the table row captioned Maximum Offering Amount.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

      Company: Infinity Fuel Cell and Hydrogen, Inc.

      Address: 431A Hayden Station Road, Windsor, CT 06095 **State of Incorporation:** DE

      Date Incorporated: February 18, 2005

Terms:

      Equity:

Offering Minimum: $10,634.00, 1,300 shares of Class C Common Stock

Offering Maximum: $4,999,996.00, 610,937 shares of Class C Common Stock

Type of Security Offered: Class C Common Stock

Purchase Price of Security Offered: $8.00

Minimum Investment Amount (per investor): $818.00

The Company and its Business

Company Overview

Infinity is a Delaware C corporation.

Infinity was founded as an LLC in 2002 and converted to a C corporation in founded in 2005.

Infinity designs, builds, tests, and delivers complete Proton Exchange Membrane, PEM, fuel cell and PEM electrolyzer systems. Our patents and proprietary technology have helped win multiple contracts with NASA, space commerce and commercial aerospace companies, and various branches of the US Military. For spacecraft, space surface operations and underwater vehicles Infinity is developing a new generation of fuel cells and electrolyzers to operate and survive in these extreme environments.

We are bringing these technologies down to earth to help invent a carbon-free future. Applications include commercial aircraft fuel cells and green hydrogen electrolyzers that produce hydrogen from renewable power sources. Our mission is to enable a new generation of clean, quiet, high-performance aerospace power systems fueled by green hydrogen.

Our technological advantages include:

- Patented Non-Flow-Through hydrogen-oxygen fuel cell designs that provide simple, efficient air-independent fuel cells for space and underwater applications.
- Zero-gravity compatible fuel cell and electrolyzer designs
- The ability to directly generate high pressure hydrogen (150 BAR and above) from low-pressure input water without mechanical compression
- High current density operation of fuel cells and electrolyzers
- Patented modular system regenerative fuel cell designs

Infinity Fuel Cell and Hydrogen, Inc., has been granted and holds 4 US Patents and numerous foreign patents and has 2 US patents pending. Infinity now holds two registered trademarks.

The SPV, Infinity Fuel Cell and Hydrogen CF SPV, LLC was organized on September 6, 2023 and has no purpose other than to hold the securities to be issued by the Company and pass through the rights related to those securities. Investments in this offering will be made through Infinity Fuel Cell and Hydrogen CF SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act.

Organization History: Transition from Initial LLC

- Infinity Fuel Cell and Hydrogen, LLC was formed on November 25, 2002. It was wholly owned by the single managing member William Smith.
- Infinity Fuel Cell and Hydrogen, Inc. was formed as a Delaware C Corporation on February 18, 2005.
- On April 5, 2005, Infinity Fuel Cell and Hydrogen, LLC changed its name to Infinity Technologies, LLC and remained a single-member LLC owned by William Smith.
- On December 11, 2006, Infinity Fuel Cell and Hydrogen, Inc. acquired Infinity Technologies, LLC, and the managing member of Infinity Technologies, LLC changed from William Smith to Infinity Fuel Cell and Hydrogen, Inc.
- Infinity Technologies, LLC, as of today, remains a wholly owned unit of Infinity Fuel Cell and Hydrogen, Inc.

Competitors and Industry

The company is in two rapidly growing industries—commercial space and green, renewable energy. The global space economy is projected to reach $1 trillion by 2030. Infinity® has been doing development work with NASA since 2005 and in the past two years has done work for multiple commercial space companies.

Energy transition to counteract global climate change, as well as geopolitical issues such as the war in Ukraine, have accelerated the development of the hydrogen economy. According to a Wall Street Journal article from July of 2023, the hydrogen economy will require a cumulative investment of $9 trillion through 2050 to meet the sectors targeted share of global decarbonization. The US Government, through the Infrastructure and Inflation Reduction acts, has poured billions of dollars into grants and tax incentives to spur hydrogen production and use.

The statements cited below are for industries the Company is currently working in, either as current contracts or in planning/development stages as part of our overall strategic roadmap.

Markets:
Space Power and Life Support Market: Fuel cells have provided electrical power for U.S. manned spacecraft mission from Gemini to Apollo to the Space Shuttle Orbiter. All of these

missions had in common the need for extended power without access to power from solar cells. As a new generation of spacecraft and lunar surface missions emerge, fuel cells are again projected to play a major role in powering these vehicles and powering planetary surface missions.

Also, many of these emerging missions are planned to include crews that need oxygen to survive. The International Space Station, ISS, provides oxygen via zero-gravity compatible water electrolysis originally developed with some current Infinity team members. Infinity has been funded by a series of three NASA programs developing liquid feed zero-g compatible water electrolysis systems and we view this as another important market opportunity.

Underwater Power Market: Underwater vehicles have a similar issue regarding power as space systems. Both must be air-independent. The U.S. Navy has a focused multi-year program aimed at developing fuel cell power plants to power a new generation of Unmanned Underwater Vehicles, UUVs, and Autonomous Underwater Vehicles, AUVs. Infinity has been, and is currently, active in this program. Once fully developed, fuel cell power systems project to extend mission times from a few days to weeks or months acting as a low-cost force multiplier. Infinity is now under contract with a commercial UUV manufacturer and with a major DoD partner.

Aircraft Fuel Cell Power Market: Decarbonization of air travel is a major challenge and hydrogen fuel cells are envisioned to play an important role. Infinity personnel have been active in supporting the FAA in developing fuel cell expertise. Infinity views this market as a major opportunity where our AS9100 certification and overall aerospace systems knowledge are relevant.

PEM Electrolyzer Market: Hydrogen fuel cells need fuel. Hydrogen produced by electrolysis powered by renewables, or green hydrogen, is envisioned to become a major source of this hydrogen. As noted below this segment is growing rapidly. Infinity believes our technology and electrolysis products can play an important role in this market.

The following provides top level, (TAM) characterization of these overall markets. As shown here, all of these markets are active and growing.

The Global Space Economy was estimated at $447 billion in 2022 and could reach $1 trillion by 2030.****
The unmanned underwater vehicle market is estimated to reach more than $7 billion by 2027 at a CAGR of 16%***
The global PEM electrolyzer market is large and growing rapidly. It is estimated to be over $7 billion in 2023 and projected to grow to $55 billion by 2032 at a CAGR of 24.1%*
The global aviation fuel cell market is projected to reach $2.77 billion by 2030 at CAGR of 29%**

*Source: Global Market Insights, May 2023

**Source: Factmr, 2023
***Source: Markets and Markets,2023
***McKinsey & Co. 2023

(Note: several other market research reports project a much higher number for this category--as high as $10B by 2025. Infinity currently competes only for the power source for these vehicles.)

Air Independent Fuel Cell Competition: For both space and underwater applications, when the amount of energy to be stored is relatively large, fuel cells offer substantial mission advantages over batteries and are projected to find wide applications when fully developed. This section addresses competition for PEM space /underwater fuel cells operating on hydrogen and oxygen supply reactants.

Competition: H2-O2 Fuel Cells

Our direct competition is from a very limited number of other hydrogen-oxygen fuel cell companies and an indirect competitor: batteries. The following briefly details key attributes and issues of both types of competitors.

Direct H2-O2 Fuel cell Competition

Direct Fuel Cell Competition: Infinity vs. other space/underwater fuel cell companies

Other companies active in air-independent hydrogen-oxygen fuel cells include Teledyne, Giner, Inc., and Siemens. Of these we believe only Teledyne has a zero-gravity design competitive with Infinity. Siemens has primarily delivered H2-O2 fuel cells for large, manned submarines.

The proven benefits of our patented design have enabled us to be selected for multiple contracts in aerospace and underwater applications.

Indirect Competition: Fuel Cells Vs. Batteries

Both fuel cells and batteries provide clean, quiet electrical power. For spacecraft, batteries combined with solar power are a baseline power source for any spacecraft mission where solar illumination is possible and where the amount of energy to be stored is modest. For non-nuclear underwater missions batteries have been the traditional approach for manned and unmanned power generation.

In both cases batteries have limitations. In space applications, where solar recharge is not possible, such as during a 320-hour lunar night, battery mass penalties are prohibitive. Similarly, when underwater missions are required to extend to weeks or months, batteries are limited by mass-related buoyancy issues.

NASA has selected regenerative fuel cell architectures as a preferred approach for lunar power generation and Infinity is currently under contract to develop fuel cells for this effort. Fuel cells are also promising for use in powering space vehicles, especially systems that utilize hydrogen-oxygen propulsion. In such applications, the fuel cell can simply utilize reactant boil-off with no mass penalty for fuel or oxidizer. Also, when manned systems are powered using fuel cells the water waste product becomes a vital life support resource.

Electrolyzer Competition and Infinity's Competitive Position: While hydrogen for industrial use has been a steadily growing market hydrogen for energy use is rapidly becoming competitive with batteries and other alternatives stimulating massive growth in the sector. This hydrogen energy sector is a focus using electrolyzers to generate hydrogen as an energy carrier to make intermittent renewables dispatchable and to supply carbon-free green hydrogen for mobility solutions.

The company is knowledgeable regarding the scope of the competition and the industry. Our founder was also a co-founder of Proton Energy Systems, an early mover in the electrolyzer industry and management includes another former key Proton employee. Proton was acquired by NEL in 2017 and Proton's products now comprise a significant portion of NEL's revenue.

Existing competitors are numerous include Plug Power, NEL ASA, Cummins, Teledyne, and ITM, among others. Among this group, one Infinity competitive advantage and distinguishing characteristic of our designs is the ability to generate high pressure hydrogen. Infinity has been funded by the military and NASA and other federal agencies to develop high-pressure electrolyzers and modular regenerative fuel cell systems. The resulting, patented, high-pressure systems can directly deliver high-pressure hydrogen without a mechanical compressor. Our high-performance diffusion bonded structures allow high current density operation reducing the total cost of ownership.

Also, our modular designs allow for flexible integration and ease of maintenance, reducing installation and servicing costs.

Current Stage and Future Roadmap

We believe few current industries are hotter than clean energy and space technology. Infinity is one of the few companies positioned in both sectors.

We are solidifying our position as a leading supplier of air-independent fuel cells and pressurized PEM electrolyzer systems for space and underwater applications. In September 2022 our zero-gravity, air-independent fuel cell system, flew a NASA funded proof-of-concept demonstration aboard a Blue Origin New Shepard suborbital launch vehicle, mission number NS-23. Despite a booster launch anomaly that cut the mission short, Infinity's system functioned as expected. It therefore become the first-ever hydrogen fuel cell to fly on a commercial launch vehicle, and the first on any space launch since the end of the U.S. space shuttle program.

Our work on fuel cells for underwater drones with the Office of Naval Research and one commercial customer will lead to a dedicated product line suitable for a variety of autonomous underwater projects.

Overall, our aim in the near term will be to solidify our current position in the rapidly growing markets for electrolyzers and fuel cells in space and sub-surface marine applications, while expanding our infrastructure and capabilities to build products for broader surface markets on land and sea.

These planned products and markets include:

- Scale-up, cost reduction and commercialization of our modular electrolyzer system architecture to compete for the exponentially expanding global green hydrogen electrolysis market.
- High Power, air breathing fuel cells for hard to decarbonize sectors including aviation, surface marine, and mobile off-grid applications.

The Team

Team: The company is led by a highly experienced team including a co-founder of Proton Energy Systems, Inc., now a unit of NEL hydrogen, and one of Proton's early key employees who now leads Infinity's Departments of Engineering and Operations of 23 employees.

Officers and Directors Name:

William Smith – President and Chief Executive Officer and Director
Annual Salary: $225,000

William Smith is founder and President of Infinity Fuel Cell and Hydrogen, Inc. He was also a co-founder of Proton Energy Systems, acquired by hydrogen company NEL in 2017. He served as Proton's Vice President of Business Development from company inception in 1996 until 2002 and was part of its management team taking Proton through a successful IPO on the NASDAQ as PRTN in the year 2000. Before co-founding Proton, Mr. Smith led various business development activities for advanced Proton Exchange Membrane products at the Hamilton Standard Division of United Technologies Corporation (now Collins Division of Raytheon Technologies). These included products for commercial, military and NASA applications. He holds 12 patents in the field. Prior to that Mr. Smith worked as an optical engineer in the Optical Operations Directorate at Perkin Elmer in Norwalk CT. Mr. Smith received his undergraduate degree in Physics from the University of Connecticut, and his MBA from the University of Massachusetts in Amherst.

Bill Davis – Chief Financial Officer
Annual Salary: $140,000

William is the Chief Financial Officer working at Infinity Fuel Cell and Hydrogen, Inc. since June 2022. Previously, he fulfilled the role of Controller from March 2014 until June 2022. As CFO, he is responsible for all accounting functions and processes. In addition, he is responsible for all banking activities, communicating and working with the Company's outside auditors and communicating to the leadership team monthly financial results. William has been an accountant for over 40 years working in many different industries. He has diversified experience in general accounting, financial reporting, budgeting, auditing and project management. Also, he has strong PC/Computer Application Skills utilizing many different software applications. William earned his Bachelor of Science in Marketing from Husson University, a Master of Business Administration in Accounting from Bryant University and a Master of Science in Management Information Systems/Communication Technology from Rensselaer at Hartford.

RISK FACTORS

The Commission requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks related to our business, products and markets

The Company has a limited operating history and is unlikely to be able to pay dividends in the near future.

The Company is in the development stages of its technology, and therefore has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all the business risks associated with relatively new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, including purchasing patterns of customers and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Infinity has generated modest profits the last two years and has generated modest revenues since inception. There is no assurance that we will continue to be profitable in the future or generate sufficient revenues to pay dividends to the holders of the shares.

Our revenue and operating results may fluctuate significantly as a result of factors outside of our control, which could cause the value of our common stock to decline.

We expect our revenue and operating results to vary significantly from year to year and as a result, comparisons of our financial results are not necessarily meaningful, and you should not rely on them as an indication of our future performance. In addition, due to our stage of development, we cannot predict our future revenue or results of operations accurately. As a consequence, our operating results may fall below the expectations of investors, which could cause the price of our common stock to decline. Factors that may affect our operating results include but are not limited to:

- the status of development of our technology, products and manufacturing capabilities
- the cost of our raw materials and key components
- the introduction, timing, and market acceptance of new products introduced by us or our competitors
- the development of our strategic relationships and distribution channels
- general economic conditions, which can affect our customers' capital investments and the length of our sales cycle
- the development of vehicular PEM fuel cells and renewable energy markets; and
- government regulation.

We expect to make significant investments in all areas of our business, particularly in research and product development and in expanding our manufacturing capability. Because the investments associated with these activities are relatively fixed in the short term, we may be unable to adjust our spending quickly enough to offset any unexpected shortfall in our revenue growth. In addition, because we are in the very early stages of selling our products and have a limited number of customers, we expect our order flow to be uneven from period to period

We operate in a highly competitive market against businesses that are more established or have more resources.

The markets for delivered hydrogen and reliable backup power are highly competitive. There are a number of companies located in the United States, Canada and abroad that deliver hydrogen, sell hydrogen generation equipment or are developing PEM fuel cell technology. Many of these companies have substantially greater resources than we do. Each of these companies has the potential to capture market share in the markets we intend to address, which could cause us to lose sales and prevent us from growing our business. New developments in technology may also delay or prevent the development or sale of some or all of our products or make our products uncompetitive or obsolete. If this were to occur, we would not be able to generate sufficient revenue to offset the cost of developing our electrolyzers and fuel cell systems.

Our fuel cell systems are one of a number of power technology products being developed today to provide space and aerospace primary electrical power and to provide high quality, highly reliable backup power to the existing electric transmission system, or grid. These products include advanced batteries, ultracapacitors, microturbines, flywheels, internal combustion generator sets, superconducting magnetic energy storage devices and other fuel cells using alternative hydrogen supply applications. Improvements are also being made to the existing electric grid. Technological advances in power technology products and improvements in the electric grid may reduce the attractiveness of our fuel cell systems.

As the markets for PEM fuel-cell related products, on-site hydrogen generation and backup power develop, other large industrial and aerospace companies may enter these fields and compete with us. These large companies may have the research and development, manufacturing, marketing and sales resources necessary to commercialize electrolyzers and fuel cell systems more quickly and effectively than we do.

We currently derive a significant portion of our revenue from two customers

In the last two fiscal years, a significant portion of our revenue has been derived from a limited number of customers. Dependence on our two largest customers may expose us unexpected drops in revenue if we lose these customers or if their requirements decline. The company is exposed to a risk of losing key customers, which would lead to reduced demand for our products or services. The loss of a significant customer or a decline in customer demand could have a material adverse effect on the company's financial performance and your investment.

Some of our products are in prototype phase and may never become commercially operational.

It is possible that there may never be a commercially operational product or that the product may never be used to engage in commercial transactions. It is possible that the failure to release the product is the result of a change in business model due to the Company making a determination that the business model needs to be changed, or some other external factor not in the Company's control. We cannot guarantee that any changes to our business model will be in the best interest of the Company and its stockholders/members/creditors.

Developing new products and technologies entails significant risks and uncertainties.

We are currently moving from the research and development stage to the production stage for fuel cells and electrolyzers for space and underwater applications. We are also developing products for aviation, surface marine, and terrestrial applications. Delays or cost overruns in the development of these products and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

We may not be able to generate revenue in the future if we do not complete the productionization of our fuel cell and electrolysis systems.

Our fuel cells, and electrolyzers are still in the prototype and early production stage. We do not know when or whether we will successfully complete full productionization of our fuel cell and electrolysis systems. If we are unable to productionize our fuel cells and electrolyzers for space, underwater and other severe environment applications , we may not be able to generate future revenue and we may not recover the losses we have incurred in attempting to develop these products. If we experience delays in meeting our development milestones or if our fuel cell and electrolysis systems exhibit technical defects or cannot meet cost or performance goals, including output, useful life and reliability goals, potential purchasers of our products may decline to purchase them or choose alternative technologies. We may be unable to make the substantial technological advances necessary to produce next generation commercial fuel cell and electrolysis systems that provide the features and performance specifications required by customers at a competitive price.

Our future success is uncertain because we have a limited serial production history.

Infinity was formed in 2002 to research and develop PEM electrochemical products. We have a history of successfully securing research and development funding to support these efforts, primarily for NASA and military customers, allowing the Company to be generally profitable since its founding. These research efforts have developed technologies that have been proven in prototypes that are now transitioning from prototypes to production products. Accordingly, there is only a limited basis upon which you can evaluate our business and prospects and our future success is uncertain.

You should consider the challenges, expenses, delays and other difficulties typically involved in the establishment of new products including the continued technical development of these products, development of fully functioning manufacturing operations, refinement of processes and components for our commercial products, recruitment of qualified personnel, and achievement of market acceptance for our products.

If we fail to retain our key personnel and attract and retain additional qualified personnel, we may be unable to develop our products and generate revenue.

Our success depends upon the continued service of our executive officers and other key employees such as manufacturing and research and development personnel. The loss of any of our executive officers or key employees, especially William F. Smith, president and chief executive officer, and Richard Mullins, vice president of business development, could impair our ability to pursue our growth strategy and slow our product development processes. We do not have employment agreements with any of our key executives. Furthermore, we must continue to hire large numbers of highly qualified individuals, including researchers, engineers and manufacturing professionals. Competition for these individuals is intense, and we may not be able to attract, assimilate or retain additional highly qualified personnel in the future.

We will not be able to grow our business if we do not achieve qualification of our space and underwater and air breathing fuel cells and electrolyzers.

We are initially marketing our fuel cell and electrolyzer systems to commercial space and underwater vehicle companies. Our business depends on the successful qualification of these systems and we may be unable to grow our business if we fail to achieve flight qualification. Also, spaceflight and underwater use is risky for all parties. Even if we achieve qualification of our equipment our targeted customers must also be successful in meeting their mission targets for these products to be sold in sufficient quantities and at sufficient margins to be commercially successful.

The success of our air breathing fuel cell and terrestrial electrolyzers depends upon the development of aviation, and surface mass market for PEM fuel cells, and we may not be able to generate planned revenue in the future if this market does not develop.

We also intend to market our electrolyzers to generate hydrogen fuel for PEM fuel cells in a variety of applications, in particular fuel cell vehicles. If the mass market for PEM fuel cells fails to develop or develops more slowly than we anticipate, we may be unable to generate revenue in the future and recover the losses we will have incurred in the development of our electrolyzers. PEM fuel cells represent an emerging commercial market, and we do not know whether end-users will want to use them. The development of a mass market for PEM fuel cells may be affected by many factors outside of our control, including:

- the emergence of newer, more competitive technologies
- the cost competitiveness of PEM fuel cells compared to existing and new technologies
- the future cost of hydrogen
- regulatory requirements
- consumer perceptions of the safety, reliability, and functionality of PEM fuel cells and,
- customer willingness to adopt new technology.

In addition, our air breathing fuel cell products are focused on difficult to decarbonize applications such as aviation, surface marine and heavy-duty land vehicles. These sectors are difficult for good reasons including meeting requirements for mass, size, lifetime, shock, vibration, Electromagnetic Interference (EMI), reliability, regulatory qualification, etc. In the past we have been able to meet such requirements but meeting future requirements is not assured.

We expect to incur significant expenses in expanding our manufacturing facilities and production and we may not be successful in these efforts.

We will be expanding our manufacturing facilities in anticipation of increased demand for our products. If this demand does not materialize, we will not generate sufficient revenue to offset the costs of developing and operating these facilities, which could increase our losses and prevent us from growing our business. We currently anticipate we will spend significant funds over the next two years to purchase equipment and make leasehold improvements for our planned manufacturing facility. We have not yet finalized plans or executed contracts for this expansion, and actual costs may be significantly in excess of our estimates. In addition, we expect to expand our production and may experience delays or problems in our expected expansion that could compromise our ability to increase our sales and grow our business. Factors that could delay or prevent our expected production expansion include:

- the inability to purchase parts or components in adequate quantities or sufficient quality
- the cost of raw materials
- the failure to increase our assembly and test operations

- the failure to hire and train additional manufacturing personnel
- the failure to develop and implement manufacturing processes and equipment and
- the inability to acquire new space for additional production capacity

If we fail to successfully manufacture our products in target quantities, we may not be able to increase our revenues.

To be financially successful, we will have to manufacture our products in target quantities at acceptable costs while also preserving the quality levels achieved in manufacturing these products in limited quantities. This presents a number of technological and engineering challenges for us. We may not be successful in developing product designs and manufacturing processes that permit us to manufacture our electrolyzers and fuel cell systems in commercial quantities at commercially acceptable costs while preserving quality. In addition, we may incur significant start-up costs and may experience unforeseen delays and expenses in our product design and manufacturing efforts. If the commercialization of our products is delayed, potential purchasers may also decline to purchase them or choose alternative technologies, both of which could impair our ability to generate revenue in the future.

If our suppliers do not supply us with a sufficient amount and quality of components at acceptable prices, we may not be able to manufacture our products commercially

Although we generally attempt to use standard components for our products, the proton exchange membrane material used in our products is currently available only from limited sources. Also, we may be unable to purchase components of adequate quality or that meet our cost requirements. In addition, to the extent these components are proprietary products of our suppliers, or the processes used by our suppliers to manufacture these components are proprietary, we may be unable to obtain comparable components from alternative suppliers. We may experience delays in the production of our products and our business and financial results would suffer if we fail to identify alternate suppliers, or if our supply is interrupted or reduced or there is a significant increase in cost.

We may be unable to sell our products and generate revenue if we fail to establish strategic partnerships and distribution relationships with third parties.

Because we intend to sell some of our products through third-party distributors and strategic partnerships, the financial benefits to us of commercializing our products will be partially dependent on the efforts of others. If we are unable to enter into additional distribution agreements, or if our third-party partners distributors do not successfully market and sell our products, we may be unable to generate revenue and grow our business. We may seek to establish relationships with third-party distributors who also indirectly compete with us. For example, we have targeted industrial gas suppliers as potential distributors of our hydrogen electrolyzers. Because industrial gas suppliers currently sell hydrogen in delivered form, adoption by their customers of our hydrogen generation products could cause them to experience declining demand for delivered hydrogen. For this reason, industrial gas suppliers may be reluctant to become distributors of our hydrogen electrolyzers. In addition, our third-party distributors may require us to provide volume price discounts and other allowances, or customize our products, either of which could reduce the potential profitability of these relationships.

We have historically focused on research and development activities and have limited experience in marketing, selling and servicing our products.

To date, we have primarily focused on research and development of our hydrogen electrolyzers and fuel cell systems. Consequently, our management team has limited experience directing the commercialization efforts that are essential to our future success. We have limited experience commercially marketing, selling and servicing our electrolyzers, and fuel cell systems. We will have to expand our marketing and sales organization and will have to create a maintenance and support capability. We may not be successful in our efforts to market and service our products, which would compromise our ability to increase our revenue.

We may be exposed to lawsuits and other claims if our products malfunction, which could increase our expenses, harm our reputation, and prevent us from growing our business.

Any liability for damages resulting from malfunctions of our products could be substantial and could increase our expenses and prevent us from growing our business. In particular, hydrogen is a flammable gas and can pose safety risks if not handled properly. In addition, our products may require modifications to operate properly under extreme temperatures. Potential customers will also rely upon our products for critical needs, such as crew life support and vehicle primary electrical power. A malfunction of our products could result in tort or warranty claims. In addition, a well- publicized actual or perceived problem could adversely affect the market's perception of our products. This could result in a decline in demand for our products, which would reduce our revenue and harm our business.

Our plans to market, distribute and service our products internationally subject our business to additional risks, which could prevent us from growing our business.

We intend to market, distribute and service our products internationally and we may derive a significant portion of our revenue from international sales. If we fail to successfully sell our products internationally, our ability to increase our future revenue and grow our business would be impaired. We have limited experience developing, and no experience manufacturing, our products to comply with the commercial and legal requirements of international markets. Our success in those markets will depend on our ability to secure relationships with foreign resellers and our ability to manufacture products that meet foreign regulatory and commercial requirements. In addition, our planned international operations may be subject to a variety of additional risks, including:

- difficulties in collecting international accounts receivable
- increased costs associated with maintaining international marketing
- compliance with U.S. Department of Commerce and U. S. State Department export controls
- increases in duty rates

- the introduction of non-tariff trade barriers
- fluctuations in currency exchange rates
- political and economic instability; and
- difficulties in enforcing intellectual property rights.

As a growing company, we have to develop effective financial and operational processes and controls.

Effective internal controls and accounting resources are necessary for us to provide reliable financial reports. While our accounting system is currently approved by the Defense Contract Audit Agency (DCAA), we are still building out these capabilities. Failure to achieve and maintain an effective internal accounting and control environment could cause us to face regulatory action and also cause investors to lose confidence in our reported financial information, either of which could have an adverse effect on our business and financial results.

We anticipate undergoing a period of rapid growth and our failure to manage this growth could harm our business.

We anticipate undergoing a period of rapid growth in the number of our employees and the scope of our operations. We intend to introduce new products, increase our production capacity and develop additional distributor relationships. Rapid expansion would likely place a significant strain on our senior management team and other resources. In addition, we may be required to hire additional senior management personnel. Our ability to manage growth will depend in part on our ability to continue to enhance our operating, financial and management information systems. Our personnel, systems and controls may be unable to support our growth.

We may not be able to obtain sufficient funds to grow our business.

We have regularly needed to raise funds in order to operate our business and believe we may need to raise additional funds to achieve full commercialization of some or all of our products. If we are unable to raise additional funds when needed, our ability to operate and grow our business could be impaired. We currently have two lines of credit totaling $1,100,000 which had zero balances as of July 31, 2023. We do not know whether we will be able to secure additional funding or funding on terms acceptable to us should we require additional funding. Our ability to obtain additional funding will be subject to a number of factors, including market conditions, our operating performance and investor sentiment. These factors may make the timing, amount, terms and conditions of additional funding unattractive to us. If we issue additional equity securities, existing stockholders may experience dilution or be subordinated to any rights, preferences or privileges granted to the new equity holders.

Risks related to Intellectual Property and Government Regulation

We depend on our intellectual property and our failure to protect it could enable competitors to market products with similar features that may reduce demand for our products.

If we are unable to protect our intellectual property, our competitors could use our intellectual property to market products similar to our products, which could reduce demand for our products. Our success depends substantially upon the internally developed technology that is incorporated in our products. We may be unable to prevent unauthorized parties from attempting to copy or otherwise obtaining and using our products or technology. Policing unauthorized use of our technology is difficult, and we may not be able to prevent misappropriation of our technology, particularly in foreign countries where the laws may not protect our intellectual property as fully as those in the United States. Others may circumvent the trade secrets, trademarks and copyrights that we own and any of the U.S. patents or foreign patents owned by us or subsequently issued to us may be invalidated, circumvented, challenged or rendered unenforceable. In addition, we may not be issued any patents as a result of our pending and future patent applications and any patents we now hold or may are issue in the future may not have the breadth of claim coverage sought by us.

Most of our intellectual property is not covered by any patent or patent application. We seek to protect this proprietary intellectual property, which includes intellectual property that may not be patented or patentable, in part by confidentiality agreements with our distributors and employees. These agreements afford only limited protection and may not provide us with adequate remedies for any breach or prevent other persons or institutions from asserting rights to intellectual property arising out of these relationships.

We have pending patent approvals that might be vulnerable.

The Company needs to continuously register new patents and other intellectual property protections. Some of our intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not currently or in the future be registered with the proper authorities. Our competitors may attempt to register our intellectual property as their own or take advantage of the lack of protections. Any unforeseeable costs associated with protecting ourselves from such practices may negatively affect our financial condition and operations.

We could incur substantial costs defending our intellectual property from infringement by others.

Unauthorized parties may attempt to copy aspects of our products or to obtain and use our proprietary information. Litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets and to determine the validity and scope of the proprietary rights of others. Any litigation could result in substantial costs and diversion of resources with no assurance of success.

We could incur substantial costs defending against claims that our products infringe on the proprietary rights of others.

The patent landscape in the field of PEM fuel cell technology is complex. A large number of patents, including overlapping patents, relating to this technology have been granted worldwide. We are aware of patents in the fuel cell architecture field held by potential competitors and other third parties who could claim infringement by us with respect to these patents or other patents or proprietary rights, and we cannot assure you that we would prevail in any such proceeding.

In addition, some of our employees are parties to the assignment of invention and nondisclosure agreements with their former employers. These agreements generally grant the former employer rights to technology developed by the employee while employed by the former employer and prohibit disclosure of that technology or other employer information to third parties. We cannot assure you that such employers will not assert claims against us or our employees alleging a breach of those agreements or other violations of their proprietary rights or alleging rights to inventions by our employees, or that we would prevail in any such proceeding.

Any infringement claims against us, whether meritorious or not, could be time-consuming; result in costly litigation or arbitration;cause a diversion of technical and management personnel; require us to develop non-infringing technology or to enter into expensive royalty or licensing agreements.

We might not be successful in developing non-infringing technologies. Royalty or licensing agreements, if required, may not be available on terms acceptable to us, or at all, and could significantly harm our business and operating results. A successful claim of infringement against us or our failure or inability to license the infringed or similar technology could require us to pay substantial damages and could harm our business as we would not be able to sell the affected product without redeveloping it or incurring significant additional expense. In addition, to the extent we agree to indemnify customers or other third parties against infringement of the intellectual property rights of others, a claim of infringement could require us to incur substantial time, effort and expense to indemnify these customers and third parties and could disrupt or terminate their ability to use, market or sell our products.

Our ability to develop and sell our products or services is dependent on US and international government regulations, which can be subject to change at any time.

Our products will be subject to environmental (e.g., emissions) regulations issued and enforced by the US Environmental Protection Agency (EPA) and equivalent agencies in other countries. For certain applications (e.g., aviation) there will be additional performance, reliability, and safety certification requirements that our products must meet in order to be used by systems integrators and operators for those applications. Our ability to sell products for certain applications is or may be dependent on government regulation, such as the State Department, the Department of Commerce and other relevant government laws and regulations, especially concerning exports of certain products that may have military applications, subject to International Traffic in Arms Regulation (ITAR). The laws and regulations concerning the development, selling and use of our product may be subject to change and if they do then the selling of certain products or services may no longer be in the best interest of the Company. At such a time the Company may no longer want to sell certain products or services into selected markets and your investment in the Company may be negatively affected.

Future government regulation may impair our ability to market and sell our products.

Our products are potentially subject to federal, local and foreign laws and regulations governing, among other things, atmospheric emissions as well as laws relating to occupational health and safety. We may incur substantial costs or liabilities in complying with governmental regulations. Our potential customers must also comply with numerous laws and regulations, which could affect their interest in our products. We could incur potentially significant expenditures in complying with environmental and health and safety laws, regulations and requirements that may be adopted or imposed in the future.

Risks related to the Offering

We may not be able to obtain sufficient funds in this offer to grow our business and will need to raise additional capital through equity offerings and/or to provide our employees with equity incentives. Therefore, your ownership interest in Infinity Fuel may continue to be diluted.

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will need to obtain additional sources of funding. Even if we sell all the shares of Common Stock we are offering now, the Company will possibly need to raise more funds in the future, and if it can't get them, we may fail. The Company may offer additional shares of its Common Stock and/or other classes of equity or debt that convert into shares of Common Stock, any of which offerings would dilute the ownership percentage of investors in this offering. See "Dilution."

The Company's charter has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Delaware, regardless of convenience or cost to you, the investor.

The Company's Articles of Incorporation has a provision stating that unless the Company agrees otherwise, it will resolve all disputes in state or federal courts located in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

We are offering a discount on our stock price to some investors in this offering.

See perks for early investors.

Investors will have no ability to impact or otherwise influence decisions of the Company.

The Company is selling Non-Voting Common Stock in this offering and as an investor, you will have no ability to influence decisions of management or controlling stockholders regarding the business or financial plans and operations of the company. In addition, as a non-voting stockholder, you will have no say in the Company's strategic planning process, direction, strategy and governance decisions.

You will not be investing directly into the Company, but into a special purpose vehicle.

Changes to the securities laws that went into effect March 15, 2021, permit us to use a "special purpose vehicle" or "SPV" in this offering. That means that you will invest in Infinity Fuel Cell and Hydrogen CF SPV, LLC, becoming a member of the SPV, and that investment purchases our convertible notes. A condition to using an SPV is that the SPV passes on the same economic and governance rights that are set out in the convertible notes. However, it may not always be possible to replicate those rights exactly, because the SPV is an LLC formed under Delaware law, as opposed to a Delaware corporation. You will also be relying on us, as the Manager of the SPV, to make sure the SPV complies with Delaware law and functions in accordance with securities law. The structure of the SPV is explained further in "Securities Being Offered". The SPV will terminate and distribute the securities it holds to you, so that you may hold them directly, in certain circumstances.

Using a credit card to purchase shares may impact the return on your investment as well as subject you to fees other risks inherent in this form of payment.

Investors in this offering have the option of paying for their investment with a credit card up to $10,000, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. See "Plan of Distribution and Selling Securityholders." The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g., minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The Commission's Office of Investor Education and Advocacy issued an Investor Alert, dated February 14, 2018, entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

Our valuation and our offering price have been established internally and are difficult to assess.

The company has set the price of its Class C Non-voting Common Stock at $8.00 per share, plus a 2.25% Investor Transaction Fee, up to a maximum of $200. See "Securities Being Offered" for further details on this fee. This fee is intended to offset transaction costs and though this fee is counted towards the amount the company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for shares in our company accordingly. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. The issuance of additional shares of Common Stock, or additional option grants may dilute the value of your holdings. You should not invest if you disagree with this valuation. See "Dilution" for more information.

The Investor Transaction Fee may not count toward your cost basis for tax purposes.

The IRS and/or another relevant tax authority may consider the price of the share before including the Investor Transaction Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

There is no current public market for our shares.

There is no formal marketplace for the resale of our Class C Common Stock or any other classes of our Common Stock. Shares of our Common Stock may be traded on the over-the-counter market to the extent any demand exists. Investors should assume that they may not be able to liquidate their investment.

DILUTION

Dilution means a reduction in value, control, or earnings of the shares the investor owns.

Immediate dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. Occasionally, strategic partners are also interested in investing at an early stage. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders, early employees, or investors from prior financings, which means that the cash value of your stake is diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs. Dilution may also be caused by pricing securities at a value higher than book value or expenses incurred in the Offering.

Future dilution

Another important way of looking at dilution is the dilution that happens due to future actions by the company. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors and most often occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

·   In June 2023 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
·   In December the company is doing very well and sells $5 million in new additional shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
·   In June 2024 the company has run into serious problems and in order to stay afloat it raises $1 million of new shares at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to convertible notes that the company may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Uncertainty Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the class C non-voting stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any class C non-voting stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, to a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 1-2 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the hydrogen and fuel cell industry. However, that may never happen, or it may happen at a price that results in you losing money on this investment.

We may not raise enough capital and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. In the current interest rate environment, it could be difficult to obtain credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financing in the future, which may reduce the value of your investment in the Common Stock.

Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. These percentages reflect the net proceeds received by the company from the SPV after offering commissions payable to SV Portal LLC. For further discussion, see the section entitled "Financial Discussion—Plan of Operations."

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The SPV, Infinity Fuel Cell and Hydrogen CF SPV, LLC was recently organized and has no purpose other than to hold the securities to be issued by the Company and pass through the rights related to those securities.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured prototypes for our fuel cells and electrolyzers. Delays or cost overruns in the development of these products and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The Class C non-voting shares that an investor is buying have no voting rights attached to them. This means that you will have no right to influence how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You trust that management will make the best decision for the company. You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may possibly cease operating and you would get nothing. Even if we sell all the common stock we are offering now, the Company may possibly need to raise more funds in the future, and if it can't get them, we might fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Information

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that late investors have. Once we meet our Target Offering Amount for this offering, we may request that an Intermediary instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new products could fail to achieve the sales projections we expect

Our growth projections assume that with an increased advertising, sales, and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products in

the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns several patents, trademarks, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approvals that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio.

Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective.

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing.

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation by agencies such as

FTC (Federal Trade Commission), the DOD (Department of Defense), NASA, and other relevant government agencies or congressional laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such time the Company may no longer want to sell certain product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-connected business, we may be vulnerable to hackers who might access our data. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or us could harm our reputation and materially negatively impact our financial condition and business.

Risk of major government and/or private contract funding-Federal Budget Bills

A portion of our funding is derived from direct government and commercial entity contracts and subcontracts with leading prime contractors. Many of these programs meet the needs of NASA, DoD and other government agencies. All of these agencies are subject to possibly changes in government policy and related allocated funding. Funding from Federal funding sources, carry certain general risks associated with continuity and with the efficient administration of the Federal budget.

The amount raised in this offering may include investments from company insiders or immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage of Owned Shares Issued and Outstanding	Percentage Fully Diluted All Shares Issued and Outstanding
William F. Smith and Mary Jane Sobinski-Smith	4,500,000	Class B Common Stock	90.41%	66.89%

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, Class C Common Stock, and Class D Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 624,999 of Class C Common Stock. The investment will be made through Infinity Fuel Cell and Hydrogen CF SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act.

Crowdfunding SPV

The securities in this offering will be issued by both the Company and the Crowdfunding SPV. The proceeds from the offering will be received by the Crowdfunding SPV and invested immediately in the securities issued by the Company. The Crowdfunding SPV will be the legal owner of the Notes. Investors in this offering will own membership interests in the Crowdfunding SPV, Pursuant to SEC rules, investors will receive the same economic, voting and information rights in the Notes (and the shares into which they convert) as if they had invested directly with the Company.

Class A Common Stock

The amount of the Class A Common Stock security authorized is 14,000,000 with a total of 345,750 issued and outstanding.

Voting Rights:

One (1) vote per share

Material Rights:

The voting, dividend and liquidation rights of the holders of Common Stock are subject to and qualified by the rights, powers and preference of the holders of Class B Common Stock and the

Preferred Stock.

Class A Stock Options:

The total amount outstanding Class A Common Stock Options includes 1,725,000 shares issued.

Class B Common Stock

The amount of security authorized is 16,000,000 with a total of 4,500,000 outstanding.

Voting Rights:

Ten (10) votes per share

Material Rights:

Please refer to Exhibit F of the Company's Offering memorandum for the Articles of Incorporation.

Class B Common Stock Options:

The total amount outstanding Class B Common Stock Options includes 25,000 shares issued.

Class C Common Stock

The amount of security authorized is 5,000,000 with a total of 131,539 issued and outstanding.

Voting Rights:

Zero (0) votes per share

Material Rights:

Please refer to Exhibit F of the Company's Offering memorandum for the Articles of Incorporation.

What it means to be a minority holder

As a minority holder of Class C Common Stock shares of the company, you will have limited rights regarding the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment, employees exercising stock options, or by conversion of certain instruments e.g., convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings back into the company).

Transferability of securities

For a year, the securities can only be resold:
- In an Initial Public Offering (IPO)
- To the company
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:
The Company has not had any recent offering of securities in the last three years.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes appearing in the accompanying Annual Audit Report. Some of the information contained in this discussion and analysis with respect to our plans and strategy for our business involve risks and uncertainties. As a result of many factors, including those factors set forth in the Risk Factors section, our actual results could differ materially from the results described in or implied from the following discussion and analysis. This MD&A generally discusses 2023 and 2022 items and year-over-year comparisons between 2023 and 2022. As used in this MD&A, unless the context indicates otherwise, the financial information and data relating to the years-ended December 31, 2023 and 2022 are those of Infinity Fuel Cell and Hydrogen, Inc.

Infinity designs, builds, tests, and delivers complete Proton Exchange Membrane, PEM, fuel cell and PEM electrolyzer systems. Our patents and proprietary technology have helped Infinity to win multiple contracts with NASA, space commerce and commercial aerospace companies, and various branches of the US Military. For spacecraft, space surface operations and underwater vehicles Infinity is developing a new generation of fuel cells and electrolyzers to operate and survive in these extreme environments.

We are bringing these technologies down to earth to help invent a carbon-free future. Applications include commercial aircraft fuel cells and green hydrogen electrolyzers that produce hydrogen from renewable power sources. Our mission is to enable a new generation of clean, quiet, high-performance aerospace power systems fueled by green hydrogen.

Critical Accounting Policies and Estimates

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Infinity Fuel Cell & Hydrogen, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

The accompanying audited financial statements have been prepared in accordance with generally accepted accounting principles as applied in the United States ("U.S. GAAP"). The preparation of the financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. Our discussion and analysis of our financial results under the following Results of Operations are based on our audited results of operations, which we have prepared in accordance with U.S. GAAP. In preparing these financial statements, we make assumptions, judgments and estimates that can affect the reported amounts of assets, liabilities, revenues and expenses, and net income. On an ongoing basis, we base our estimates on historical experience, as appropriate, and on various other assumptions that we believe to be reasonable under the circumstances. Changes in the accounting estimates are representative of estimation uncertainty and are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from the estimates made by our management. We evaluate our estimates and assumptions on an ongoing basis. To the extent that there are material differences between these estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected. We believe that the following critical accounting policies involve a greater degree of judgment and complexity than our other accounting policies. Accordingly, these are the policies we believe are the most critical to understanding and evaluating the financial condition and results of operations.

The accounting policies that most frequently require us to make assumptions, judgments and estimates, and therefore are critical to understanding our results of operations, include:

Revenue Recognition

The Company follows Accounting Standards Codification ("ASC") Topic 606: Revenue from Contracts with Customers ("Topic 606"). Under Topic 606, the amount of revenue recognized for any goods or services reflects the consideration that the Company expects to be entitled to receive in exchange for those goods and services. To achieve this core principle, the Company applies the following five-step approach: (1) identify the contract with the customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to performance obligations in the contract; and (5) recognize revenue when or as a performance obligation is satisfied.

Lease Recognition

The Company determines if an arrangement is a lease at inception. Lease right-of-use ("ROU") assets represent the Company's right to use an underlying asset for the lease term and operating lease liabilities represent the Company's obligation to make lease payments arising from the lease. Lease ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The lease ROU asset also includes any lease payments made and excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company has lease agreements with lease and non-lease components, which are generally accounted for separately.

Adoption of New Accounting Pronouncement

On January 1, 2023, the Company adopted ASU 2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (ASC 326). This standard replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss ("CECL") methodology. CECL requires an estimate of credit losses for the remaining estimated life of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts and generally applies to financial assets measured at amortized cost, including loan receivables and held-to-maturity debt securities, and some off-balance sheet credit exposures such as unfunded commitments to extend credit. Financial assets measured at amortized cost will be presented at the net amount expected to be collected by using an allowance for credit losses.

Deferred Revenue

Advance payments may also be received based on the contract terms. A liability is recorded for advance payments in excess of revenue recognized as deferred revenue.

Equity Based Compensation

The Company measures and recognizes the cost of services received in exchange for awards of equity instruments based on the grant-date fair value in accordance with the Financial Accounting Standards Board (the "FASB") Accounting Standards Codification ("ASC") 718, *Compensation – Stock Compensation*. The Company uses the Black-Scholes valuation model to determine grant-date fair value for stock options and recognizes straight line amortization of share-based compensation expense over the requisite service period of the respective awards and accounts for stock option forfeitures as they occur.

Income Taxes

The Company accounts for income taxes in accordance with the Accounting for Income Taxes ("ASC 740") topic of the FASB Accounting Standards Codification. ASC 740 requires that deferred tax liability or assets be recognized for the estimated future tax effects attributable to temporary differences between the Company's tax return and financial statements. ASC 740 provides for recognition of a deferred tax asset for all future deductible temporary differences that, more likely than not, will provide the Company a future benefit.

Results of Operations

The transfer of control of our product to our customer is based on its delivery milestone and has a significant impact on the timing of the recognition of our product revenue. Many factors can cause a lag between the time that a customer signs a contract and our recognition of product revenue.

Total Revenue

Total revenue for fiscal year 2023 was $6,940,614, a decrease of 23% compared to the year ended December 31, 2022 revenue of $8,956,131. Revenue in 2023 included work on prime contracts with NASA Glenn Research Center, NASA Langley Research Center, the Office of Naval Research, and commercial space and underwater companies. The majority of the increase was from the commercial space contracts.

Cost of Revenue

Total cost of revenue in the year ended December 31, 2023 was $6,495,641, an increase of $1,041,802, or 19.1% from costs of $5,453,839 in the year ended December 31, 2022. This increase was largely due to performance costs (labor and material) on the commercial aerospace contracts. The 2022 estimated loss provision ($589,405) is recognized to the extent that the estimated costs to satisfy the performance obligation exceed the estimated remaining unrecognized net consideration. Estimated losses are recognized in the period in which losses are identified.

Gross Profit

Gross profit in the year ended December 31, 2023 decreased by $2,467,914 over the year ended December 31, 2022 gross profit. Gross profit as a percentage of revenues decreased from 32.5% in 2022 to 6.4% in 2023. This was caused by an increase in contract costs related to the commercial aerospace contracts.

Operating Expenses

Total operating expenses in the year ended December 31, 2023 increased $427,326 from the year ended December 31, 2022. The Company's expenses consist of compensation and benefits, marketing and sales expenses, fees for professional services and patents, and research and development expenses. Major increases in expenses are related to increases in compensation and benefits, the expansion of facilities, compliance with NIST 800-171 cybersecurity requirements, additional computer aided design workstation licenses and hardware and initiation of AS9100 quality compliance.

Liquidity and Capital Resources

The combination of our existing cash and cash equivalents is expected to be sufficient to meet our anticipated cash flow needs for at least the next 6 months. If these sources of cash are insufficient to satisfy our near-term or future cash needs, we may require additional capital from equity or debt financings to fund our operations, in particular, our capacity for product development and market expansion requirements, to timely respond to competitive market pressures, strategic opportunities or otherwise. We may, from time to time, engage in a variety of financing transactions for such purposes. We may not be able to secure timely additional financing on favorable terms, or at all. The terms of any additional financing may place limits on our financial and operating flexibility. If we raise additional funds through further issuances of equity or equity-linked securities, our existing stockholders could suffer dilution in their percentage ownership of us, and any new securities we issue could have rights, preferences and privileges senior to those of holders of our common stock.

Our future capital requirements will depend on many factors, including our rate of revenue growth, the timing and extent of spending on research and development efforts and other business initiatives, the rate of growth in the volume of system builds, the need for additional manufacturing space, the expansion of sales and marketing activities both in domestic and international markets, market acceptance of our products, our ability to secure financing and overall economic conditions. In order to support and achieve our future growth plans, we may need or seek advantageously to obtain additional funding through an equity or debt financing. Failure to obtain this financing or financing in future quarters may affect our results of operations, including our revenues and cash flows.

As of June 13, 2024, the Company has capital resources available of $360,227 cash on hand.

Material Subsequent Event

The Company monitored and evaluated any subsequent events for footnote disclosures or adjustments required in its consolidated financial statements for the year ended December 31, 2023 through June 11, 2024, the date on which the consolidated financial statements were available to be issued.

In March 2024, the Company received notice that one of their large development and production contracts was being terminated, primarily due to production schedule issues. As of December 31, 2023, the remaining performance obligations related to this contract were $6,163,717. Since December 31, 2023, performance obligations of $338,696 were completed, invoiced and paid after completion of a successful development phase and delivery of the first Engineering Development Unit product. Final customer payment for work that was in process and to address other open obligations as part of the terminated contract could range from $-0- to $2,132,749, as negotiations of the termination and possible compensation are still in process. The termination of this contract could leave the Company with approximately $2,000,000 of work-in- process materials that were previously recorded as cost of contract revenues. The net realizable value of the materials is $-0-, as the materials are proprietary and have no alternative use. However, after some rework, the Company may be able to utilize these materials to fill existing contracts and expected contracts, reducing the cost of goods of future contract revenues to the Company.

In February and March 2024, the Company received purchase orders totaling approximately $1,550,000 for delivery of fuel cell products with a new commercial customer.

Indebtedness

Since Infinity began business in 2005 it has been self-funded relying on contracts with various customers (Federal Government, Commercial Aerospace and Commercial Underwater companies). With this offering, Infinity has not incurred any indebtedness.
.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $54,320,000.00

Valuation Details:

The company determined its pre-money valuation based on an analysis of multiple factors. First, the company looked at industry benchmarks in the same technology space. Other Fuel Cell companies are valued from 10 to several hundred times projected current year revenue. Our proposed valuation is about 6 times 2022 revenue of $8.9 million. SEE FCEL, BLDP, BE, PLUG, etc. Second, the company valued its intellectual property portfolio with 6 patents and patent applications in progress. Third, the company valued its key contracts with partners. We also benchmarked recent venture- funded electrolysis deals.

Based on the above analysis, the company determined its pre-money valuation internally without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (ii) any shares reserved for issuance under a stock plan are issued. The company does not have any outstanding convertible securities.

Use Of Proceeds To Issuer

The net proceeds of a fully subscribed offering to the issuer, after total offering expenses, commissions and sales by selling shareholders, will be approximately $5 million, after deducting estimated offering expenses up to of approximately $425,000

The following table breaks down the use of proceeds into different categories under various funding scenarios as follows:

	25% of Maximum Offering Amount	50% of Maximum Offering Amount	75% of Maximum Offering Amount	Maximum Offering Amount
Gross Proceeds to the company	$ 1,250,000	$ 2,500,000	$ 3,750,000	$ 5,000,000
Estimated offering fees and expenses	$ 106,250	$ 212,500	$ 318,750	$ 425,000
Net Proceeds	$ 1,143,750	$ 2,287,500	$ 3,431,250	$ 4,575,000
Product Development, test and Productionization	$ 400,313	$ 915,000	$ 1,544,063	$ 2,218,875
Sales Marketing and Business Development	$ 114,375	$ 228,750	$ 343,125	$ 457,500
Working Capital	$ 343,125	$ 571,875	$ 789,188	$ 915,000
Other general and administrative expenses	$ 171,563	$ 343,125	$ 411,750	$ 526,125
Contingency	$ 114,375	$ 228,750	$ 343,125	$ 457,500
Total net use of proceeds	$ 1,143,750	$ 2,287,500	$ 3,431,250	$ 4,575,000

Because the offering is a "best efforts" offering, we may close the offering without sufficient funds for all the intended purposes set out above, or even to cover the costs of this offering. In this event the use of proceeds will be adjusted by management based on the amount raised.

The company reserves the right to change the above use of proceeds if management believes doing so is in the best interests of the company.

Transaction Processing

Investment Confirmation Process: In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to a Closing Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to a Closing Deadline expires, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering amount on the date of the expedited Offering Deadline.

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing (a "Closing") after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investment Cancellations: Investors will have up to 48 hours prior to a a Closing Deadline, to change their minds and cancel their investment commitments for any reason. Once this 48 hour period expires investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:

A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the Offering Deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.infinityfuel.com (infinityfuel.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:
(1) it is required to file reports under Section 13(a) or Section l5(d) of the Exchange Act.

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000.

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding.

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.invest.infinityfuel.com

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Infinity Fuel Cell and Hydrogen, Inc